Definitive Financing Agreement

This Definitive Financing Agreement ("Agreement") is entered into this 20th of September, 2010 by and between Gamma Investment Holdings Ltd ("Gamma") and Spectral Capital Corporation ("Spectral") concerning the acquisition of an interest in mineral properties currently held by Gamma.

Recitals

Gamma holds a 47% undivided interest in each of two separate mineral properties located in Russia in the Chita Region, which are identified as K1 and K2, respectively (together the "Mineral Properties").  These mineral properties are primarily intended for the extraction of ore containing gold and other valuable metals.  Spectral would like to acquire Gamma's interest in the Mineral Properties and Gamma desires to allow Spectral to acquire this interest under the terms and conditions provided in this Agreement.

Concurrently with entering into this Agreement, the Parties have also entered  into that certain Definitive Joint Venture Agreement as of September 20, 2010 ("JVA").  The Parties intend for this Agreement to govern their relationship and for the JVA to provide for the process by which the Mineral Properties are managed.  In the event that there is a conflict between this Agreement and the JVA, this Agreement shall govern.  The parties also entered into a Letter of Intent Agreement ("LOI") as of September 15, 2010.  This Agreement is intended to replace the LOI and in all cases does replace and supersede the  LOI.

Gamma is conveying a 47% undivided interest in the Mineral Properties to Spectral and receiving the Net Smelter Returns Royalty as defined below along with the Financing Covenants contained herein.  Gamma and its partners are retaining a 53% undivided interest in the Mineral Properties.   Nothing in this Agreement shall ever cause Gamma or its partners to own less than a 53% undivided interest in the Mineral Properties and any provision in this Agreement or in the JVA which would result in Gamma and its partners owning less than a 53% undivided interest in the Mineral Properties is hereby amended and or eliminated as is necessary to preserve this interest.

The purpose of the JVA is to provide a mechanism for administration of the Mineral Properties but it is also to design a mechanism whereby if Spectral shall not fulfill all of the Financing Covenants but shall fulfill the Minimum Financing Covenant, Spectral can maintain a diminished interest in the properties.  Once Spectral has met the Minimum Financing Covenant and fully earned its 47% undivided interest, it may, for some reason, not be able to provide all the required debt and equity financing for the mine.  If Gamma has to provide financing due to Spectral's failure, Gamma may acquire a portion of Spectral's 47% interest.  This mechanism works as described below, such that Gamma will receive, for payments made under the JVA, that portion of Spectral's 47% interest that it would be entitled to under calculations made under the JVA. However, nothing in the JVA can diminish Gamma's 53% interest.

1.	Recitals. The recitals contained above are binding and material parts of this Agreement with full force and effect.

2.
Conveyance and Representation.  Gamma represents that it is the owner of a 47% undivided mineral interest in K1 and K2.  Gamma represents that the geological, claim, surveying and mining data it has supplied to Spectral regarding K1 and K2 is complete and accurate in all material respects and that such documents are both genuine and properly recorded.  Furthermore, Gamma agrees to do all things and execute all documents necessary to perfect Spectral's interest in the Mining Properties.  By this instrument and in consideration for the promises contained herein, Gamma hereby grants to Spectral a 47% undivided interest in K1 and K2 that expires on August 31, 2031. The total length of the Mineral Interest shall be defined as the Term.  The Mineral Properties are more fully described on Schedule 2.1 attached hereto.

3.
Due Diligence and Inspection.  Spectral acknowledges that Gamma has made available to it geological reports, surveys, conveyance and recording documents and all other due diligence materials regarding K1 and K2 that Spectral has requested (together "Due Diligence Materials").  Spectral acknowledges that any information contained in these materials produced to Spectral during the period September 13 through September 19 is constructively known to Spectral and accepted by Spectral prior to entering into this Agreement.  Spectral has waived its right to physically inspect the properties at this time but may conduct a physical inspection of the properties at any time.  Spectral has 90 days from the date of this Agreement to make a physical inspection of the properties and conduct its own independent mineral and geological analysis (together "Inspection").  In the event that the Inspection reveals any information which is materially different than what was represented to Spectral in the Due Diligence Materials, Spectral shall have the right to cancel this Agreement and the JVA without penalty upon five (5) days written notice.

4.
Investment.  Spectral must provide all of the financing required to operate the Mineral Properties based on the mutually agreed upon payment milestones contained in  this Agreement.  Over the next 24 months, Spectral must provide a Minimum Financing Covenant of $35,000,000 in accordance with the schedule below.

a.	Six months from the date hereof: $2,500,000

b.	Twelve months from the date hereof an additional: $2,500,000

c.	Twenty-Four months from the date hereof an additional: $30,000,000.

 These investment totals are cumulative, meaning that the total Minimum Financing Covenant is $35,000,000.  Gamma acknowledges that Spectral does not currently have the financial resources to make any of these investments.  However, there are options to purchase Spectral common stock held by investors in Spectral and that Spectral would require those investors to exercise their options or to otherwise obtain debt or equity financing in order to meet the above financing requirements.  In the event that Spectral fails to meet the Minimum Financing Covenant when due according to the above schedule, Spectral would lose all of its rights under this Agreement and the JVA to the Mineral Properties and instead any financing provided by Spectral toward the Minimum Financing Covenant would become debt financing attached to the Mineral Properties and would be paid back by Gamma within five years of such a default by Spectral and shall bear annual simple interest at 5%.

Once the Minimum Financing Covenants ("MFC") are met, Spectral is required to fund its portion as well as Gamma's portion of the financing and liabilities due to develop the Mineral Properties under the JVA.  If Spectral meets the Minimum Financing Covenants and then fails to meet its financing covenants under the JVA, Spectral's ownership in the Mineral Properties will be reduced as provided for in the JVA, provided however that the $35,000,000 paid by Spectral as the Minimum Financing Covenant shall not count toward Spectral's account for purposes of determining an adjustment of interests under the JVA.  For example, if Spectral pays $35,000,000 and then invests an additional $100,000,000 in the development of the Mineral Properties under the JVA but fails to invest an additional $100,000,000 as required by the Mineral Property development needs under the JVA, then Spectral would lose 50% of its 47% interest and would be left with a 23.5% interest in the Mineral Properties.  ($235,000,000 total development costs less the $35,000,000 in MCFs, is $200,000,000 in development costs, if Gamma pays 50% of that it is entitled to reduce Spectral's interest by 50%.

5.
Royalty.  Spectral is providing to Gamma three types of consideration for the interest in the Mineral Properties granted hereunder.  The first is the commitment by Spectral to pay the MCF and the full costs of development of the Mineral Properties under the JVA.  The second type of consideration is a net smelter returns royalty payable by Spectral to Gamma.  This royalty is payable by Spectral without any contribution by Gamma and is not an expense under the JVA. "Net Smelter Returns" means the net amount shown due by the smelter or other place of sale from the sale of mineral products, as indicated by its returns or settlement sheets, after payment of (1) all freight charges from the shipping point to the smelter or other (2) all other proper treatment or other charges at such smelter or other place of sale, and (3) federal or state royalties due and payable on production, if any.  Spectral shall pay to Gamma a Net Smelter Returns Royalty of 2% on gold and 1% on all other minerals.  This royalty shall be payable on a quarterly basis.  In any quarter in which there is any smelter activity, Spectral shall furnish to Gamma a Production and Royalty Report ("Report") within 20 days after the end of such a quarter.  Gamma shall have 15 days from delivery of the Report to tender the full amount of the Net Smelter Returns Royalty due for that quarter.  Failure to pay such a Royalty in accordance with this Section is a material breach of this Agreement and Spectral shall be subject to any and all legal remedies at Gamma's disposal.  In the event that Spectral fails to cure such a material breach within 15 days, Gamma may, among its other remedies, cancel Spectral's interest in the Mineral Properties.  If Gamma does cancel Spectral's interest, Spectral would still be entitled to the return of any sums invested in the development of the Mineral Properties.  Such cancellation would be handled under the same manner as Spectral's failure to make the MFC under Section 4 hereunder.  The third type of consideration are the warrants described below.

6.
Warrants.  Spectral Agrees to grant Gamma warrants to purchase up to 5,000,000 shares of common stock of Spectral at a per share exercise price of $1.00.  Gamma can pay such an exercise price through a "net exercise provision" incorporated in such warrants.  The Term of such warrants shall be five years.  The Warrants are specifically embodied in the Warrant Agreement signed concurrently herewith.

7.
Capitalization.  Spectral currently has issued and outstanding 100,057,623 common shares issued and outstanding and current warrants outstanding to purchase 10,000,000 common shares at an exercise price of $1.00.  Spectral currently has no outstanding preferred shares issued.  Spectral has 500,000,000 common shares authorized and 5,000,000 preferred shares authorized.

8.
Current Operations.  Spectral is a technology company that currently operates a number of Internet based media search engines.  While Spectral believes it can acquire the necessary management expertise to develop the Mineral Properties, it does not currently have such expertise.  Spectral is not currently deriving enough revenue from its internet search engines to be able to provide any financing for the Mineral Properties.

9.
Market Capitalization Minimum.  Beginning 12 months from the date of this Agreement, Spectral will maintain a minimum market capitalization on the OTC Bulletin Board, AMEX, NASDAQ or NYSE exchange of at least $100,000,000 based on thirty day trailing volume weighted average closing price ("VWAP") or it would owe Gamma an additional payment of $1,000,000 due within 90 days of the failure to achieve such a VWAP price.  Such a minimum capitalization requirement will continue as long as any of Gamma's Warrants granted under the Warrant Agreement  remain valid but unexercised.

10.
Confidentiality.  The parties hereto acknowledge that certain confidential information will be disclosed for the purposes set out in this letter of intent. Each party to whom confidential information is disclosed (the "Recipient") hereby agrees that all such confidential information disclosed to it will be kept confidential, provided that the Recipient may disclose the confidential information (i) to its officers, employees, contractors, professional advisors, and other representatives strictly on a need to know basis, (ii) with the prior written consent of the disclosing party, or (iii) if required by law. Such confidential information will be used by the Recipient solely in connection with the purposes set out in this letter of intent and for no other or improper purpose.

11.
Misc.  This Agreement shall be governed by the laws of the State of Nevada and the federal laws of the United States applicable therein, and the parties hereby irrevocably submit themselves  to the non-exclusive jurisdiction of the courts of such state.  This Agreement may be executed (by original or facsimile transmission) in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute but one and the same instrument.

Accepted and Agreed to as of the date first written above by:

GAMMA INVESTMENT HOLDINGS LTD.

X_____/s/ Galina Klochkova ________

Galina Klochkova
Managing Director
Gamma Investment Holdings Ltd.

SPECTRAL CAPITAL CORPORATION

X____/s/ Jenifer Osterwalder________

Jenifer Osterwalder
President and CEO
Spectral Capital Corporation

SCHEDULE 2.1 Mineral Properties

The Mineral Properties are defined as the property held under the license issued by the Territorial Agency for the Management of Mineral Resources for the Chita Region of the Russian Federation, numbered CHIT01747 BE.  The subsurface mineral area is located in two properties under this license that are located 50 kilometers southeast of Amazar Settlement, mogocha Area Administration, Chita in the Kadara River Basin.  The rights consist of a 47% undivided interest above described license to the Mineral Properties.